2024 REPORT

Folk Revival


HEIRLOOM
Folk Revival
FOODS CO.
Keep Digging
Chai Almond
Original
Maple Walnut
Blueberry Almond

LETTER

Dear investors,

2024 has been an incredible year. We grew 5x, hit most key metrics and built a strong foundation that the brand is building upon in 2025. We couldn't be more excited about the year ahead. The growth on folkrevival.com has been the key business driver for the year, followed by the growth on Amazon. We have already achieved profitability on Amazon and have recently brought on a new partner to further scale that channel.

We need your help!

In 2024, we made incredible progress and are working through reducing our acquisition costs and reducing COGs. Additional fundraising will help us continue to grow our topline sales, while keeping our expenses in check- as we aim for profitability this year.

keeping our expenses in check as we aim for profitability this year. The primary objective for the year is to use leverage the progress we have made on folkrevival.com and continue to scale that business and Amazon

Sincerely,

David Cantor

Founder & CEO

How did we do this year?



REPORT CARD

A+

☺ **The Good**

DTC growth

Amazon growth and profitability

Success at initial chain accounts.

☹ **The Bad**

Challenging raising funds

High acquisition costs for DTC

High acquisition costs for DTC

COGs costs

2024 At a Glance

January 1 to December 31



$255,633 +326%
Revenue



-$245,484
Net Loss



$28,917 +19%
Short Term Debt



$113,395
Raised in 2024



$39,350
Cash on Hand
As of 03/27/25

INCOME   BALANCE   NARRATIVE

Net Margin: -96%   Gross Margin: 48%   Return on Assets: -160%   Earnings per Share: -$0.02

Revenue per Employee: $255,633   Cash to Assets: 42%   Revenue to Receivables: 4,274

Debt Ratio: 185%

📄 Folk_Revival_Financials_and_CPA_Review_Report_2021_and_2022_FINAL.pdf

📄 David%2BCantor_Balance%2BSheet_.pdf

📄 David%2BCantor_Profit%2Band%2BLoss%2BComparison.pdf

📄 David%2BCantor_Statement%2Bof%2BCash%2BFlows__1_.pdf

📄 David%2BCantor_Statement%2Bof%2BCash%2BFlows.pdf

📄 Folk_Revival_Financial_Report_23-24.pdf

We  Our 78 Investors

Thank You For Believing In Us

Hatem Rowaihy	Mike Sety	Mark Bruckner	Shaun Weaver	Chad Rosen	Phillip Tirman
Michael Casper	Gian Carlo Boffa	Charles Bowie	Sarah Fitzmeyer	Roderick Herron	Felix Vayssieres
James Castellano	A Mody	James Bailey	Pody Hunnicutt	Libby Kent	Alexandra Wright-...
Renato Zeko	Allen Bernier	Emily Levine	Dana Rogers	Lisa Wallos	Cyrus Kyle Langhorne
Eric Geisheimer	Sarabeth Salzman	Jessica Freda	Margo McCormack	Jeff Dworzanski	Eric Seidman
Adam Somberg	Eric Geisheimer	Joe Wilbeck	Jennifer L CANTOR	Mark Koide	David Abrahams
Brad Dixon	Rafael Lampon	Robert Morabito	Diane Cantor	Susan Cullinan	Brian Stephensonn
Barb Stuckey	Bob Burke	Carolyn D	Dustin Smith	Will McCreary	Andrew Allen
Monily Monily	Michael Wozniak	Gian Nelson	Danny Lee	Elizabeth Gaines	George Rice
Andy Reichgut	Danielle Praeger	Fred Brehm	Mimi Brown	Dieter Thiem	Anjali Talati
Julia Gauger	Matthew Travers	Yogesh Kumar	Naveen Kumar...	Adam Goodman	Edward Hunt
Jeff Grogg	Mark Benigno				

Thank You!

From the Folk Revival Team



David Cantor

Founder & CEO

20 years experience building start up natural food brands. Led Marketing, Innovation and R&D for Dr. Praeger's Sensible Foods for 8 years, growing the brand 5x...



Dianne Aronica [in]

Finance

Veteran food and beverage CFO. Grew and helped execute the sale of Dr. Praeger's Sensible Foods.



Brad Dixon [in]

Marketing

Co-Founder of Special-Operations- a commercial arts and entertainment company based in Brooklyn. Clients...



Karen Castiello [in]

R&D

13 years at Mars, departing as Global Senior Scientist. Product development extraordinaire to an incredible roster of natural...



David Gross [in]

DTC

Co-founder of Anchor Worldwide Media - a creative, production and media agency. DTC and media guru to dozens...



Michelle Tyler [in]

Social Media

Founder of Genuine Ginger, a leading social media content, management, and influencer marketing agency for natural...

Details

The Board of Directors

Director	Occupation	Joined
David Cantor	CEO @ Folk Revival	2021

Officers

Officer	Title	Joined
David Cantor	Founder	2021

Voting Power ❓

Holder	Securities Held	Voting Power
David Cantor	10,000,000 Common Units	90.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2023	$75,000		Regulation D, Rule 506(b)
04/2024	$113,395		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/30/2023	$75,000 ❓	5.0%	20.0%	$4,000,000	12/31/2026 ❓

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	10,906,331	10,906,331	Yes

Warrants: 0
Options: 0

Form C Risks:

Trend Dependence - Folk Revival's success is dependent on the continued consumer demand for natural, organic, and functional food products. If preferences shift away from the trends driving growth in this market segment, it could substantially harm demand for Folk Revival's offerings and impair the company's growth.

Dianne Aronica is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Limited Distribution and Sales Channels - Folk Revival is a start-up business with limited distribution channels and retail partners at this stage. The company's products are not yet widely available to consumers. If Folk Revival is unable to build distribution, establish sales channels, and partner with retailers to sell its products, the company may struggle to generate revenue and the new venture remains at risk. Success depends on the ability to cost-effectively manufacture products and get them into the hands of customers.

Dependence on Outside Capital - Folk Revival requires substantial investment from outside investors in order to achieve its distribution, sales, and financial goals. If the company is unable to raise sufficient capital, it may fall short of reaching key milestones, fail to expand its operations and distribution as planned, or require additional fundraising that could be dilutive to existing investors. The company's business growth is contingent on obtaining the required outside investment and could be hampered without it.

Fluctuating Ingredient Costs - Folk Revival's products rely on ingredients that may have volatile prices or unpredictable supply chains. Increases in the costs of key ingredients can negatively impact gross margins. If ingredient costs rise significantly, it may hinder the company's ability to achieve its financial forecasts and objectives within the targeted timeframes. Unforeseen increases in ingredient expenses represent a risk that could require additional capital, delay profitability, or force adjustments to the business model.

Ingredient Supply Risk - Folk Revival relies on procuring a consistent supply of unique, heirloom ingredients that may be subject to availability constraints. If the company is unable to source adequate volumes of key specialty ingredients due to crop/livestock viability, competing demand, regulations, or other factors constricting supply, it may fail to meet production requirements, experience higher materials costs, or be unable to expand operations as planned. Disruptions in ingredient supply present a risk to Folk Revival's ability to grow.

Key Person Dependence - Folk Revival is highly dependent on the continued involvement of its founder. If the founder were unable to stay actively involved due to unforeseen events, it would jeopardize the company's ability to execute its business plan and achieve its financial objectives.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $4,250,000.00 (or $4,000,000 for Early Bird investors) (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Folk Revival, LLC

Delaware Limited Liability Company
Organized November 2021
1 employees
400 Tenafly Rd
#803
Tenafly NJ 07670 https://folkrevival.com

Business Description

Refer to the Folk Revival profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Folk Revival is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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